

October 13, 2023

Mathew W. Grynwald
General Counsel
RumbleOn, Inc.
901 W. Walnut Hill Lane, Suite 110A
Irving, Texas 75038

>   **Re: RumbleOn, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 4, 2023**
>   **File No. 333-274859**

Dear Mathew W. Grynwald:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Material U.S. Federal Income Tax Consequences, page 38

1. Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction "are material to an investor and a representation as to tax consequences is set forth in the filing." Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sarah J. Dodson